United States securities and exchange commission logo





                             October 22, 2020

       Harold Ford, Jr.
       Chief Executive Officer
       Empowerment & Inclusion Capital I Corp.
       340 Madison Avenue
       New York, NY 10173

                                                        Re: Empowerment &
Inclusion Capital I Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed September 25,
2020
                                                            CIK 0001825720

       Dear Mr. Ford:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Filed September 25, 2020

       General

   1. We note your disclosure that Jefferies Financial Group, LLC, one of your sponsors, is an affiliate of Jefferies,
LLC, an underwriter in the offering. The disclosure on page 160 indicates that
Jefferies, LLC may make a market in the units. If so, please amend the registration statement
to register the market-making activities, including by adding disclosure in a
footnote to the registration statement fee table, revising the prospectus cover page, and by
including alternate pages for the market-making prospectus.
       Financial Statements, page F-1

   2. We note you have adopted a December 31 fiscal year end. Please tell us how you
 Harold Ford, Jr.
Empowerment & Inclusion Capital I Corp.
October 22, 2020
Page 2
      determined it would be appropriate to include audited results as of September 17,
      2020 and for the period from January 1, 2020 through September 17, 2020. In addition, please clarify how your presentation complies with the requirement to include comparative year to date information pursuant to Rule 8-03(a)(5) of Regulation S-X.
       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                         Sincerely,
FirstName LastNameHarold Ford, Jr.
                                                     Division of Corporation
Finance
Comapany NameEmpowerment & Inclusion Capital I Corp.
                                                     Office of Real Estate &
Construction
October 22, 2020 Page 2
cc:       Elliott Smith
FirstName LastName